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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Forest Oil Corporation (Name of Issuer)
Common Stock, par value $0.10 per share (Title of Class of Securities)
346 091 705 (CUSIP Number)

John Frank
Managing Director and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 5, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    / /

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 346 016 705	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,318,919

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
3,318,919

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,318,919

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.01%

14	TYPE OF REPORTING PERSON*
IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 346 016 705	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Principal Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,493,540

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,493,540

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,493,540

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.27%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 346 016 705	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
813,180

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
813,180

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
813,180

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.72%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 10 Pages

Item 1. Security and Issuer

        This Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Forest Oil Corporation, a New York corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2200 Colorado State Bank Building, 1600 Broadway, Denver, Colorado 80202.

Item 2. Identity and Background

        This Schedule 13D is filed on behalf of:

  (1)
  Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Fund and the Opportunities Fund (as each such term is defined below);

  (2)
  OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Fund"); and

  (3)
  OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Opportunities Fund").

        The address of the principal business and principal office for each of Oaktree, the Principal Fund and the Opportunities Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The principal business of the Principal Fund is to invest in entities over which there is a potential for the Principal Fund to exercise significant influence. The principal business of the Opportunities Fund is to invest in securities and other obligations of distressed entities. In addition, Oaktree serves as the investment manager of a third-party separate account (the "Oaktree Account") with an investment strategy similar to the Opportunities Fund.

(a)-(c) & (f)

        Oaktree is the general partner of the Principal Fund and the Opportunities Fund. The members and executive officers of Oaktree, the Principal Fund and the Opportunities Fund are listed below. The principal business address for each person listed below is c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
John Frank	Managing Director and General Counsel

Portfolio Managers of Principal Fund

Stephen A. Kaplan
Ronald N. Beck

Portfolio Mangers of Opportunities Fund

Bruce A. Karsh
David Richard Masson

(d)-(e)

        During the last five years, none of Oaktree, the Principal Fund or the Opportunities Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration

        The Principal Fund beneficially owns 2,493,540 shares of Common Stock of the Issuer. In connection with the consummation of the merger (the "Merger") of Forcenergy, Inc. ("Target") with and into the Issuer pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2000, by and among Target, Issuer and Forest Acquisition I Corporation, the Principal Fund received (a) 2,807,797 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Principal Fund prior to the Merger, (b) 319,948 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Principal Fund prior to the Merger and (c) warrants to acquire an additional 380,205 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share. The Principal Fund also beneficially owns 5,000 shares of Common Stock pursuant to options exercisable within 60 days of the date hereof issued to Stephen A. Kaplan, a director of the Issuer, for the benefit of the Principal Fund (the "Option Shares"). Mr. Kaplan disclaims all pecuniary and other interests in the Option Shares in which the Principal Fund will be the beneficial holder.

        The Opportunities Fund beneficially owns 813,180 shares of Common Stock of the Issuer. In connection with the consummation of the Merger, the Opportunities Fund received (a) 918,736 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Opportunities Fund prior to the Merger, (b) 104,705 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Opportunities Fund prior to the Merger and (c) warrants to acquire an additional 124,470 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share.

        The Oaktree Account beneficially owns 12,199 shares of Common Stock of the Issuer. In connection with the consummation of the Merger, the Oaktree Account received (a) 13,920 shares of Common Stock of the Issuer in exchange for shares of common stock of the Target that were held by the Oaktree Account prior to the Merger, (b) 1,510 shares of Common Stock of the Issuer in exchange for shares of preferred stock of the Target that were held by the Oaktree Account prior to the Merger and (c) warrants to acquire an additional 1,845 shares of Common Stock of the Issuer exercisable at any time for an exercise price of $12.50 per share.

Item 4. Purpose of Transaction

        The Principal Fund, the Opportunities Fund and the Oaktree Account acquired the shares of the Issuer's Common Stock for investment purposes. Oaktree, as the general partner of the Principal Fund and the Opportunities Fund, and as investment manager of the Oaktree Account, evaluates the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired or sold. Additional shares of the Issuer's Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by the Principal Fund, the Opportunities Fund or the Oaktree Account may be sold in the open market or in privately negotiated transactions. The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Principal Fund, the Opportunities Fund and the Oaktree Account. Other than as disclosed herein, none of the reporting entities currently have an agreement, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to other shareholders of the Issuer independently or at a regularly scheduled or special meeting of the shareholders or to other third parties regarding such matters.

Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer

(a)—(b)

        As of the date of this Schedule 13D, the Principal Fund beneficially owns and has sole power to vote and dispose of 2,493,540 shares of the Issuer's Common Stock. The Principal Fund's beneficial ownership represents approximately 5.27% of the outstanding shares of the Issuer's Common Stock based upon 46,823,509 outstanding shares of the Issuer's Common Stock, plus an additional (i) 380,205 shares of Common Stock exercisable pursuant to the warrants held by the Principal Fund, and (ii) the 5,000 Option Shares. Stephen A. Kaplan holds, but disclaims beneficial ownership of, options which are exercisable within 60 days from the date hereof to purchase 5,000 shares, representing less than .01%, of the outstanding Common Stock.

        As of the date of this Schedule 13D, the Opportunities Fund beneficially owns and has sole power to vote and dispose of 813,180 shares of the Issuer's Common Stock. The Opportunities Fund's beneficial ownership represents approximately 1.72% of the outstanding shares of the Issuer's Common Stock based upon 46,823,509 outstanding shares of the Issuer's Common Stock, plus an additional 124,470 shares of Common Stock exercisable pursuant to the warrants held by the Opportunities Fund.

        As of the date of this Schedule 13D, the Oaktree Account beneficially owns and has sole power to vote and dispose of 12,199 shares of the Issuer's Common Stock. The Oaktree Account's beneficial ownership represents less than 0.03% of the outstanding shares of the Issuer's Common Stock based upon 46,823,509 outstanding shares of the Issuer's Common Stock, plus an additional 1,845 shares of Common Stock exercisable pursuant to the warrants held by the Oaktree Account.

        As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Fund and the Opportunities Fund and the investment manager of the Oaktree Account may be deemed to beneficially own 3,318,919 shares of Common Stock of the Issuer, which represents approximately 7.01% of the outstanding shares of the Issuer's Common Stock based upon 46,823,509 outstanding shares of the Issuer's Common Stock, plus an additional (i) 506,520 shares of Common Stock exercisable pursuant to the warrants held by the Principal Fund, the Opportunities Fund and the Oaktree Account, and (ii) the 5,000 Option Shares. To the best knowledge of Oaktree, the Principal Fund and the Opportunities Fund, none of the other people named in response to Item 2 own any securities of the Issuer.

        Oaktree, as the general partner of the Principal Fund and Opportunities Fund, has discretionary authority and control over all of the assets of the Principal Fund and Opportunities Fund pursuant to the partnership agreement for such Funds, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Principal Fund and Opportunities Fund. In addition, Oaktree, as investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Oaktree Account pursuant to the investment management agreement for the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Account. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

Page 8 of 10 Pages

(c)    During the past 60 days, the Reporting Persons made the following sales of Common Stock in the open market:

        Seller: OCM Principal Opportunities Fund, L.P.

Shares	Trade Date	Purchase Price
15,000	1-Apr-02	$29.90
67,500	2-Apr-02	$30.01
10,425	3-Apr-02	$29.07
22,500	4-Apr-02	$28.99
245,830	5-Apr-02	$28.85
52,500	8-Apr-02	$29.75

        Seller: OCM Opportunities Fund II, L.P.

Shares	Trade Date	Purchase Price
4,925	1-Apr-02	$29.90
22,165	2-Apr-02	$30.01
3,420	3-Apr-02	$29.07
7,390	4-Apr-02	$28.99
80,715	5-Apr-02	$28.85
17,240	8-Apr-02	$29.75

        Seller: Oaktree Account

Shares	Trade Date	Purchase Price
75	1-Apr-02	$29.90
335	2-Apr-02	$30.01
55	3-Apr-02	$29.07
110	4-Apr-02	$28.99
1,230	5-Apr-02	$28.85
260	8-Apr-02	$29.75

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Issuer's Common Stock beneficially owned by Oaktree, the Principal Fund, the Opportunities Fund or the Oaktree Account, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree's Funds may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

(e)    Not Applicable

Page 9 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Oaktree, as general partner of the Principal Fund and Opportunities Fund, and as investment manager of the Oaktree Account, receives a management fee for managing the assets of each entity, has a carried interest in the Principal Fund and Opportunities Fund and earns an incentive fee from the Oaktree Account.

        The Issuer has entered into a registration rights agreement relating to the Common Stock held by the Principal Fund, the Opportunities Fund and the Oaktree Account.

        Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Principal Fund, the Opportunities Fund or the Oaktree Account.

Item 7. Material to be filed as Exhibits

        The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 10 of 10 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 9, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	John Frank Managing Director and General Counsel

OCM OPPORTUNITIES FUND, L.P.

By: Oaktree Capital Management, LLC, its general partner

By:	John Frank Managing Director and General Counsel

OCM OPPORTUNITIES FUND II, L.P.

By: Oaktree Capital Management, LLC, its general partner

By:	John Frank Managing Director and General Counsel

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SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be filed as Exhibits
SIGNATURE